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EXHIBIT (a)(2)

JNI Corporation Announces Voluntary Stock Option Exchange

        SAN DIEGO, CA—JNI Corporation (NASDAQ: JNIC) today announced that its Board of Directors has approved a voluntary stock option exchange program for eligible option holders.

        JNI option holders who elect to participate in the exchange program must return for cancellation all outstanding options which have been granted on or after March 10, 1999 and which are still outstanding as of August 29, 2002. In exchange for cancellation of all outstanding options, each option holder will be promised to have granted new options at a future date that is at least six months and one day after the date of cancellation. The number of shares of common stock subject to the new options will vary depending on each individual option holder and will be determined based on the option holders position with JNI.

        A portion of the new options, as determined by the option holders length of service with JNI, will be immediately vested when granted. The unvested portion of the new options will then vest in an amount equal to 1/36th of such unvested amount each month thereafter until reaching one hundred percent (100%) vesting. The new options will have an exercise price equal to the fair market value of JNI's common stock at the new grant date. JNI expects that there will be no accounting charges as a result of this stock option exchange program.

        If each outstanding eligible stock option is exchanged, JNI would expect to grant replacement options in the future to purchase approximately 3,086,653 shares of our common stock, which would equal an approximate reduction of four hundred twenty three thousand (423,000) outstanding stock options.

About JNI Technology

        JNI is one of the leading manufacturers of connectivity products for the enterprise data center. We offer a broad line of products from our Fibre Channel, IO ASICs and IO Solutions business units, including Fibre Channel HBAs and ASICs, high availability storage networking software, as well as InfiniBand HCA Modules and related products for clustered server environments. JNI products run on a variety of operating systems, including Solaris, Windows 2000, Windows NT, Linux, HP-UX, AIX, Novell, and Mac OS systems. JNI customers, distributors and strategic partners include Acal FCS, Bell Microproducts, Brocade, Chaparral, Cisco Systems, Consan, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, InfiniSwitch, Info X, LSI Logic, McDATA, Mellanox Technologies, Nishan Systems, StorageTek, Sun Microsystems, TidalWire and Veritas. Company headquarters is in San Diego, with offices throughout the world. For more information contact JNI Corporation, Inc., 10945 Vista Sorrento Parkway, San Diego, California 92130. Telephone: 858-523-7000. Fax: 858-523-7005. Internet: www.JNI.com.

Notice Regarding Forward-Looking Statements

        This press release contains forward looking statements regarding, among other matters, the Company's future prospects. Forward looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. In addition to the general risks associated with the slowdown in the semiconductor industry and with development of complex technology, future results of the Company will depend on a variety of factors, including the timing of significant orders, the ability of the Company to timely manufacture and deliver ordered products, the ability of the Company to bring new systems to market, the timing of new product releases by the Company's competitors, other competitive factors, and risks of integration following acquisitions. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

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  EXHIBIT (a)(2)